# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Axogen, Inc., CIK 0000805928
CUSIP: 05463X106
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 13631 PROGRESS BLVD., SUITE 400, ALACHUA, Florida (FL), 32615
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001999371-24-014359
Filed by CIK 0001600004

## Reporting persons
- First Light Asset Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,647,282; sole dispositive power 0; shared dispositive power 5,647,282; aggregate amount beneficially owned 5,647,282 (12.24% of the class)
- Mathew P. Arens: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 172,000; shared voting power 5,768,632; sole dispositive power 172,000; shared dispositive power 5,768,632; aggregate amount beneficially owned 5,940,632 (12.88% of the class)

## Item 1. Issuer
Name of issuer: Axogen, Inc.
Address of issuer's principal executive offices: 13631 Progress Boulevard, Suite 400, Alachua, FL 32615

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is jointly filed by the following:

First Light Asset Management, LLC (the "Manager")

Mathew P. Arens ("Mr. Arens")

The Manager may be deemed to be the beneficial owner of 5,647,282 of the Issuer's shares of common stock (the "Shares"). The Manager acts as an investment adviser to certain persons holding separately managed accounts with the Manager, each of whom has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of those shares. The Manager may also be deemed to be the beneficial owner of these shares because it acts as an investment adviser to certain private funds. Mr. Arens may also be deemed to be the beneficial owner of these shares because he controls the Manager in his position as managing member and majority owner of the Manager. Mr. Arens also directly holds 172,000 Shares in an individual capacity with sole control, and 121,350 Shares held in a joint account over which he shares control. The Manager and Mr. Arens are filing this Schedule 13G/A with respect to these Shares pursuant to Rule 13d-1(b) under the Act.

The Manager and Mr. Arens may be deemed to be the beneficial owner of the total amount of Shares set forth across from its or his respective name in Item 4 below. The filing of this Schedule 13G shall not be construed as an admission that the reporting persons or any of their affiliates are the beneficial owner of any securities covered by this Schedule 13G for any other purposes other than Section 13(d) of the Securities Exchange Act of 1934.
Address of principal business office or, if none, residence:
Each of the reporting persons identified in Item 2(a) has its principal business office at:
3300 Edinborough Way, Suite 201, Edina, MN 55435
Citizenship:
First Light Asset Management, LLC - Delaware limited liability company
Mathew P. Arens - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
First Light Asset Management, LLC - 5,647,282
Mathew P. Arens - 5,940,632
Percent of class:
First Light Asset Management, LLC - 12.24%
Mathew P. Arens - 12.88%
Sole power to vote or to direct the vote:
First Light Asset Management, LLC - 0
Mathew P. Arens - 172,000
Shared power to vote or to direct the vote:
First Light Asset Management, LLC - 5,647,282
Mathew P. Arens - 5,768,632
Sole power to dispose or to direct the disposition:
First Light Asset Management, LLC - 0
Mathew P. Arens - 172,000
Shared power to dispose or to direct the disposition:
First Light Asset Management, LLC - 5,647,282
Mathew P. Arens - 5,768,632

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

## Exhibits
Joint Filing Agreement

## Signatures
- First Light Asset Management, LLC: /s/ Kurt T. Peterson, Kurt T. Peterson, Chief Compliance Officer (11/14/2025)
- Mathew P. Arens: /s/ Mathew P. Arens, Mathew P. Arens/Chief Executive Officer (11/14/2025)